NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS INTRODUCES A NEW APPROACH TO WIDE-FORMAT
INKJET PRINTING PRODUCTION MANAGEMENT

Beta Testing begins for the new NUR PrinTop II control software

        LOD, Israel, September 7, 2005 – NUR Macroprinters Ltd. (NURM.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, announced today that it initiated beta testing for a new and enhanced version of its control software for the NUR Tempo™ and NUR Expedio™ wide-format inkjet presses.

        NUR Macroprinters’ new NUR PrinTop™ II control software will include a host of new features designed to give NUR Expedio and NUR Tempo users more control over the production workflow, reduce waste and errors, and provide more information about ongoing processes.

        A new, friendly and intuitive Graphic User Interface is a key element in the new software to help shorten the learning curve, ensure higher utilization of system tools and reduce errors. The new software also makes a wider range of information about press operation and job status more easily available.

        For the benefit of managers and owners of wide-format printing businesses, the new NUR PrinTop II software also includes a report generator module for improved production management and financial decision-making. This module will enable those owners and managers, among other things, to create custom reports to monitor their profit per customer, assess their actual costs per job and determine the efficiency of their production.

        NUR expects that as of November 2005, NUR PrinTop II software will be included with all NUR Tempo™ and NUR Expedio™ printers. Current NUR Tempo and NUR Expedio users can purchase an upgrade to NUR PrinTop II.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market, our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

Contact	David Seligman
Chief Financial Officer
Tel.+972 (54) 772-6559
Email: cfo@nur.com